

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 16, 2009

Mr. Richard Douglas
Chief Executive Officer
Jumpkicks, Inc.
632 Marsh Creek Court
Henderson, Nevada 89002

> **RE:** **Jumpkicks, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 3, 2009**
> **File No. 333-148922**

Dear Mr. Douglas:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant